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May 17, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4720

Re:	The Mexico Fund, Inc. (MXF)

File Nos. 333-187869; 811-02409

Amendment No. 56

Ladies and Gentlemen:

Enclosed for filing on behalf of The Mexico Fund, Inc. (the “Fund”), a closed-end management investment company, is Pre-Effective Amendment No. 1 (the “Amendment”) to the Fund’s registration statement under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 on Form N-2 (the “Registration Statement”). The purpose of this filing is to address comments received from the staff of the Securities and Exchange Commission on May 10, 2013.

The Registrant is filing the Amendment under Rule 415 promulgated under the 1933 Act and proposes to commence a public offering of the Fund’s shares within three years of the initial effective date of the registration statement. Certain items required to be contained in the Registration Statement, including the exhibits thereto, will be completed and filed in an additional pre-effective amendment to the Registration Statement.

If you have any questions relating to this filing, please do not hesitate to contact me at 212.649.8795 or Sander M. Bieber at 202.261.3308.

Sincerely,

/s/ Lisa R. Price

Lisa R. Price